                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)


                              Glen Burnie Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  377407 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Not Applicable
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


                Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

                                 Rule 13d-1(b)
                                 Rule 13d-1(c)
                              X  Rule 13d-1(d)
                             --- ---------------



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                                       2





--------------------------------------------         ---------------------------
CUSIP No. 377407 10 1                          13G   Page 2 of 7 Pages
          ----------------------------------              -    -
--------------------------------------------         ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Eugene P. Nepa
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   _
                                                                        (a) |_|
                                                                             _
                                                                        (b) |_|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER
   NUMBER OF               110,252
    SHARES
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY EACH       6     SHARED VOTING POWER
   REPORTING               0
  PERSON WITH
                     -----------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
                           110,252
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         110,252
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
         CERTAIN SHARES*                                                      _
                                                                             |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.98%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

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                                       3

--------------------------------------------         ---------------------------
CUSIP No. 377407 10 1                          13G   Page 3 of 7 Pages
          ----------------------------------              -    -
--------------------------------------------         ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Eugene P. Nepa Revocable Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   _
                                                                        (a) |_|
                                                                             _
                                                                        (b) |_|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         MD
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER
   NUMBER OF               91,318
    SHARES
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY EACH       6     SHARED VOTING POWER
   REPORTING               0
  PERSON WITH
                     -----------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
                           91,318
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         91,318
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
         CERTAIN SHARES*                                                      _
                                                                             |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.3%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------



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                                       4


                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:

            Glen Burnie Bancorp

Item 1(b).  Address of Issuer's Principal Executive Offices:

            101 Crain Highway, S.E., Glen Burnie, Maryland 21061

Item 2(a).  Names of Persons Filing:

            This  Schedule  13G is  being  filed on  behalf  of all of the
            following   Reporting  Persons,   pursuant  to  the  Agreement
            attached hereto as Exhibit 1:

            Eugene P. Nepa
            Eugene P. Nepa Revocable Trust

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            13 First Street, Annapolis, Maryland 21401

Item 2(c).  Citizenship:

            Eugene P. Nepa                              USA
            Eugene P. Nepa Revocable Trust              MD

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $1.00 per share

Item 2(e).  CUSIP Number:

            377407 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b),or 13d-2(b), check whether the person filing is a:

            Not applicable.



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                                       5




Item 4.  Ownership:

     As of December 31, 2000, the following shares were beneficially owned by the Reporting Persons:

     Eugene P. Nepa
     --------------

     (a)      Amount beneficially owned:                                                      110,252*
     (b)      Percent of class:                                                                  9.98%*
     (c)      Number of shares as to which such person has:
              (i)      Sole power to vote or to direct the vote:                              110,252*
              (ii)     Shared power to vote or to direct the vote:                                  0
              (iii)    Sole power to dispose or to direct the disposition of:                 110,252*
              (iv)     Shared power to dispose or to direct the disposition of:                     0

     *  Includes 91,318 shares owned by the Eugene P. Nepa Revocable Trust.

     Eugene P. Nepa Revocable Trust
     ------------------------------

     (a)      Amount beneficially owned:                                                       91,318
     (b)      Percent of class:                                                                   8.3%
     (c)      Number of shares as to which such person has:
              (i)      Sole power to vote or to direct the vote:                               91,318
              (ii)     Shared power to vote or to direct the vote:                                  0
              (iii)    Sole power to dispose or to direct the disposition of:                  91,318
              (iv)     Shared power to dispose or to direct the disposition of:                     0


Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.


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                                       6


Item 10. Certification:

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 9, 2001


                                            ------------------------------------
                                            /s/ Eugene P. Nepa
                                            Eugene P. Nepa

                                            EUGENE P. NEPA REVOCABLE TRUST


                                            By:      /s/ Eugene P. Nepa
                                               ---------------------------------
                                               Eugene P. Nepa, Trustee




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                                       7


                                                             GLEN BURNIE BANCORP
                                                                  SCHEDULE 13G/A
                                                               (AMENDMENT NO. 2)
                                                                       EXHIBIT 1


                                    AGREEMENT

     In accordance with Rule 13d-1(f)(1) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, the undersigned parties hereby agree that the Schedule 13G to which this Agreement is an Exhibit shall be filed on behalf of each of the undersigned.

DATE:  February 9, 2001


                                            ------------------------------------
                                            /s/ Eugene P. Nepa
                                            Eugene P. Nepa

                                            EUGENE P. NEPA REVOCABLE TRUST


                                            By:      /s/ Eugene P. Nepa
                                               ---------------------------------
                                               Eugene P. Nepa, Trustee